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FOR IMMEDIATE RELEASE

November 7, 1997

CONTACT:   Eileen Weber
           Marketing Manager
           AMX Corporation
           (800) 222-0193
           (972) 644-3048

                      AMX CORPORATION ANNOUNCES ELECTION
                      OF JOHN MCHALE AS NEW BOARD MEMBER

DALLAS -- AMX Corporation announced today the election of a new member, John McHale, to its board of directors. John McHale is a specialist in discovering new opportunities in the technology industry. He made his first mark as co-founder of NetWorth Inc., creating innovative solutions for high-speed connections between personal computers and networks. After selling the company to Compaq for $360 million in 1995, John experimented with ways to increase Internet connection speed. He now heads up NetSpeed, Inc., which he founded in 1996 as one of the first companies to take advantage of ADSL technology for high-speed Internet access. An acronym for Asymmetric Digital Subscriber Line, ASDL is an existing telephone technology that can operate at speeds 55 times faster than ISDN.

John McHale states, "Once you visit AMX, you're hooked. They have that "buzz" of a startup company, yet they are 15 years old; they have a solid leadership position in their core markets; and they have made a name for themselves in the growing home automation market. That's my kind of technology company."

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"John McHale will make a great addition to our board," states AMX CEO and
President Joe Hardt, "He has a unique understanding of technology manufacturing and marketing, and most important, he knows how to build a winning company."

AMX Corporation designs and manufactures control and automation systems for use in corporate boardrooms, homes, training rooms, schools, universities, and many other types of facilities. AMX systems interface with virtually any electronically controlled equipment and include a variety of simple-to-operate, custom-designed control panels. AMX Corporation is headquartered in Dallas, Texas, and distributes its systems worldwide. AMX stock is traded on the NASDAQ stock exchange under the symbol AMXX. For more information, contact AMX Corporation, 11995 Forestgate Drive, Dallas, Texas 75243, (800) 222-0193,or visit AMX on the Internet at www.amx.com.

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